UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

U.S. WELL SERVICES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U101

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U101	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,307,034 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,307,034 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,307,034 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”) issuable to THRC Holdings, LP (“THRC Holdings”) upon exercise of the Warrants (as defined herein), (ii) 4,272,887 shares of Class A Common Stock issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes (as defined in the Schedule 13D) issued to THRC Holdings and (iii) 57,403 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Percent of class based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, plus (iii) 4,272,887 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,307,034 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,307,034 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,307,034 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, (ii) 4,272,887 shares of Class A Common Stock issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings and (iii) 57,403 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Percent of class based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 12, 2021, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, plus (iii) 4,272,887 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,272,887 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,272,887 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,887 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 4,272,887 shares of Class A Common Stock, issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes held by Farris Wilks.
(2)

Percent of class based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 12, 2021, plus (ii) 4,272,887 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	SCHEDULE 13D	Page 5

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,307,034 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,307,034 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,307,034 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, (ii) 4,272,887 shares of Class A Common Stock issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings and (iii) 57,403 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Percent of class based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 12, 2021, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, plus (iii) 4,272,887 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	SCHEDULE 13D	Page 6

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,307,034 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,307,034 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,307,034 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, (ii) 4,272,887 shares of Class A Common Stock issuable upon conversion of the $15,250,000 in aggregate principal amount of the Notes issued to THRC Holdings and (iii) 57,403 shares of Class A Common Stock directly owned by THRC Holdings.

(2)

Percent of class based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 12, 2021, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, plus (iii) 4,272,887 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 1 thereto filed with the SEC on July 15, 2021 (the “Schedule 13D”), by the Reporting Persons relating to shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

On March 1, 2022, the Issuer issued to THRC Holdings 6,976,744 warrants exercisable as described in Item 4 below (the “Warrants”) in connection with the entry by THRC Holdings into a Joinder to Senior Secured Term Loan Agreement dated March 1, 2022 (the “Loan Agreement Joinder”) by and among U.S. Well Services, LLC, as borrower (“Borrower”), the Issuer and its other subsidiaries, as guarantors (together with the Borrower, the “Loan Parties”), CLMG Corp., as administrative and collateral agent, and certain other lenders and financial institutions party thereto. The source of funds for such term loan and the Warrants was working capital of THRC Holdings.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On February 28, 2022, as a result of a Consent and Sixth Amendment (the “Term Loan Amendment”), the Senior Secured Term Loan Credit Agreement dated May 7, 2019 (as amended, the “Term Loan Agreement”) by and among the Loan Parties, CLMG Corp., as administrative and collateral agent, and certain lenders and financial institutions from time to time party thereto, was amended in order to, among other things, (i) provide for an additional tranche of last-out term loans (such additional last-out term loans, collectively, the “Term C Loans”) to be made to the Borrower by one or more Term C Loan lenders in an initial aggregate principal amount of $10.0 million, (ii) provide for incremental increases of up to $25.0 million in principal amount, but not to exceed $35.0 million in original principal amount in the aggregate for all such Term C Loans advanced under the Term Loan Agreement, and (iii) make certain modifications to the Term Loan Agreement on the terms and conditions set forth in the Term Loan Amendment. On March 1, 2022, the Borrower made an incremental increase election in the amount of $11.5 million, and THRC Holdings made to Borrower a Term C Loan of $10.0 million in principal amount in partial satisfaction thereof. The balance of such incremental increase election was funded by additional Term C Loans made by certain other new Term C Loan lenders.

The Warrants are subject to the terms and conditions of a Warrant Agreement dated February 28, 2022 by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Subject to the terms and conditions of the Warrant Agreement, THRC Holdings may acquire shares of Class A Common Stock based on an exercise price of $1.10 per share, subject to adjustment, until February 28, 2028. The Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the 10 trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the Warrants cannot be determined at this time, though in no event will the Warrants be exercisable for more than 6,976,744 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events).

On March 1, 2022, in connection with the issuance of the Warrants, THRC Holdings entered into an amendment (the “Warrant Registration Rights Agreement Amendment”) to the Registration Rights Agreement dated February 28, 2022 (as so amended, the “Warrant Registration Rights Agreement”) with the Issuer and certain other holders of warrants listed on the signature pages thereto. The Warrant Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Warrant Registration Rights Agreements, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the exercise or exchange of the Warrants.

The foregoing descriptions of the Loan Agreement Joinder, the Term Loan Amendment, the Warrant Agreement, the Warrant Registration Rights Agreement Amendment and the Warrant Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Loan Agreement Joinder, the Term Loan Amendment, the Warrant Agreement, the Warrant Registration Rights Agreement Amendment and the Warrant Registration Rights Agreement, which are filed as Exhibits 1 through 5 to this Amendment, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Class A Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 15,579,921 shares of Class A Common Stock.

THRC Holdings may be deemed to directly beneficially own 11,307,034 shares of Class A Common Stock, representing 17.8% of the issued and outstanding shares of Class A Common Stock, based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on November 12, 2021, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Warrants, plus (iii) 4,272,887 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $15,250,000 in aggregate principal amount of the Notes. THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over securities beneficially owned by THRC Holdings, and therefore, may be deemed to share beneficial ownership of such securities. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over securities beneficially owned by THRC Holdings, and therefore may each be deemed to share beneficial ownership of such securities.

Farris Wilks may be deemed to directly beneficially own 4,272,887 shares of Class A Common Stock, representing 7.55% of the issued and outstanding shares of Class A Common Stock, based on (i) 52,351,768 shares of Class A Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 12, 2021, plus (ii) 4,272,887 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $15,250,000 in aggregate principal amount of the Notes.

(c) The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joinder to Senior Secured Term Loan Credit Agreement, dated as of March 1, 2022, by and among the Term Loan Parties, THRC Holdings, LP, David Matlin, Peter Schoels, and CLMG Corp. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2022).

2	Consent and Sixth Amendment to the Senior Secured Term Loan Credit Agreement, dated February 28, 2022, by and among U.S. Well Services, LLC, U.S. Well Services, Inc., USWS Fleet 10, LLC, USWS Fleet 11, LLC, USWS Holdings LLC, CLMG Corp., as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2022).

3	Warrant Agreement, dated February 28, 2022, by and among U.S. Well Services, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2022).

4	First Amendment to Registration Rights Agreement, dated March 1, 2022, by and among U.S. Well Services, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2022).

5	Registration Rights Agreement, dated February 28, 2022, by and among U.S. Well Services, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2022).

6	Joint Filing Agreement, dated by and among the Reporting Persons, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

7	Power of Attorney – Dan Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

8	Power of Attorney – Staci Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.8 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

9	Power of Attorney – Farris Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

10	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2022

/s/ Dan Wilks
Dan Wilks

/s/ Staci Wilks
Staci Wilks

/s/ Farris Wilks
Farris Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact